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Exhibit

Exhibit Description

99.1 Announcement on 2026/08/26: The Board of Directors resolved to issue the 7th Unsecured Overseas Convertible Bonds

Exhibit 99.1

The Board of Directors resolved to issue the 7th Unsecured Overseas Convertible Bonds

1. Date of the board of directors’ resolution: 2026/08/26

2. Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]:

United Microelectronics Corporation 7th Unsecured Overseas Convertible Bonds

3. Whether to adopt shelf registration (Yes/No): No

4. Total amount issued: Up to US$1.8 billion

5. Face value per bond: Each Bond has a denomination of US$200,000 or an integral multiple of US$100,000 in excess of US$200,000

6. Issue price: Tentatively set at 100% of face value

7. Issuance period: Tentatively no more than five years

8. Coupon rate: Tentatively 0%

9. Types, names, monetary values and stipulations of collaterals: N/A

10. Use of the funds raised by the offering and utilization plan: purchasing machinery, equipment and facility.

11. Underwriting method: The Bonds will be publicly offered outside the Republic of China (the “ROC”) in accordance with the relevant regulations of the jurisdictions where the Bonds are to be sold and international market practice.

12. Trustees of the corporate bonds: To be determined

13. Underwriter or agent: To be determined

14. Guarantor(s) for the issuance: N/A

15. Agent for payment of the principal and interest: To be determined

16. Certifying institution: N/A

17. Where convertible into shares, the rules for conversion:

the UMC Chairman or his designee is authorized to determine according to the market situation

18. Sell-back conditions: the UMC Chairman or his designee is authorized to determine according to the market situation

19. Buyback conditions: the UMC Chairman or his designee is authorized to determine according to the market situation

20. Reference date for any additional share exchange, stock swap, or subscription:

the UMC Chairman or his designee is authorized to determine according to the market situation

21. Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: Dilution depending on the pricing conversion premium

22.Reasonableness and necessity of capital raising following a cash capital reduction (applicable to companies that have conducted a cash capital reduction in the current year or the preceding year): N/A

23. Any other matters that need to be specified:

(1) The Unsecured Overseas Convertible Bonds issuance will be subjected to the approval of Securities and Futures Bureau, Financial Supervisory Commission. Additional announcement will be made thereafter when terms and conditions are materialized.

(2) The issuance of the Bonds includes tranche A and tranche B. Tranche A and tranche B together shall be up to US$ 1.8 billion (including over subscription numbers). The Company will elect to issue either tranche A or tranche B, or a combination of both, within the total issue amount.

(3) The Chairman or his designee is authorized by the board to determine, based on actual market conditions, the material terms of the 7th issuance of unsecured overseas convertible bonds, including the actual total issue amount (including the actual issue amount of tranche A and tranche B), the issue amount, issue price, the issue date, terms and conditions for the issuance, project items, redemption conditions, put conditions, conversion price adjustments, actual issue and raised amount, coupon rate, the plan for utilization of proceeds, expected schedule and expected benefits, and all other related matters; and may make necessary amendments or adjustments in accordance with instructions from the competent authorities or based on operational assessment or objective circumstances.

(4) To facilitate the offering and issuance of the Bonds, The Chairman or his designee is authorized to negotiate, sign, and deliver all contracts and documents required for the issuance of the Bonds on behalf of the Company, and to have full authority to handle all related matters for the Company.